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October 16, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto a Press Release dated October 16, 2003 of Flughafen Wien AG, which has been published by the Company since our last submission of October 2, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 10/23

Press Information

Flughafen Wien AG:

Solid traffic development continues in September

Vienna International Airport handled a total of 1,283,490 passengers in September 2003. This represents an increase of 89,917 passengers or 7.5% over the comparable prior year period, and also underscores the upward trend that began in June of this year.
During September, flight movements increased by 6.2% and maximum take-off weight by 3.2%. The number of transfer passengers rose by 3.4% and cargo volume by 1.3%.

Scheduled traffic also showed differing developments by region in September. The number of passengers travelling to the Near and Middle East fell by 11.2%, but destinations in Eastern Europe and North America reported growth of 9.4% and 3.5% respectively.

From January to September 2003 the number of passengers rose by 4.7%, flight movements increased by 4.5% and maximum take-off weight showed a plus of 4.8%. The number of transfer passengers grew by 1.3% and cargo volume by 7.9%.

	September 2003	Change in %	January to September 2003	Change in %
Passengers:	1,283,490	+7.5	9,570,085	+4.7
Transfer passengers:	427,380	+3.4	3,201,118	+1.3
Maximum take-off weight (in tonnes):	471,157	+3.2	3,934,908	+4.8
Flight movements (arrival + departure):	17,523	+6.2	146,559	+4.5
Cargo in tonnes (air cargo and trucking):	14,954	+1.3	124,978	+7.9

For additional information contact: Hans Mayer (+43-1-)7007 23000

19/03 ... M/MY ... 16. October 2003